

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

February 1, 2007

By Facsimile and U.S. Mail

Mr. Roy E. Green
Chief Financial Officer
Cygne Designs, Inc.
11 West 42nd Street
New York, New York 10036

> **Re:** **Cygne Designs, Inc.**
> **Form 10-K/A for Fiscal Year Ended January 31, 2006**
> **Forms 10-Q/A for Fiscal Quarters Ended April 30, 2006**
> **and July 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2006**
> **Filed December 20, 2006**
> **Form 10-Q/A for Fiscal Quarter Ended 31, 2006**
> **Filed January 25, 2007**
> **File No. 000-22102**

Dear Mr. Green:

We have completed our review on the above referenced filings and have no further comments at this time.

Sincerely,

Michael Moran
Branch Chief

cc: Roy L. Goldman, Fulbright & Jaworski L.L.P.